UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Independent Directors

Mr. John Levy, an independent director of  Paranovus Entertainment Technology Limited (the “Company”), the chairman of the audit committee of the board of directors of the Company (the “Board”), a member of the nominating and corporate governance committee and compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective May 15, 2024. Mr. Levy’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on May 15, 2024, the board of directors of the Company appointed Mr. George Yijian Xu as an independent director of the Board, the chairman of the audit committee of the board of directors of the Company (the “Board”), a member of the nominating and corporate governance committee and compensation committee of the Board to fill the vacancies created by Mr. Levy’s resignation. The biographical information of Mr. Xu is set forth below.

Mr. Xu is a certified public accountant licensed in the State of New York. He has been practicing certified public accounting for over 30 years. He has led his accounting firm, George Xu, C.P.A., P.C., to provide financial accounting, audit and tax services to companies in a variety of industries since June 2000. From September 1996 to June 2000, he worked as an accountant and manager at Gobstein, Weigarten & Goldfarb CPA LLP. From September 1992 to August 1996, he worked as an accountant and advisor at  Arthur Andersen LLP. He obtained his master’s degree in accountancy from The State University of New York at Albany in September 1992. He obtained his bachelor’s degree in industrial management from Shanghai University of Engineering Science in 1986 in China.

Mr. Xu will receive an annual compensation of $50,000 in cash, to be paid in periodic installments in accordance with the Company’s regular payroll practices. Mr. Xu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Xu also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 10.1.

Exhibits

Exhibit No.	Description
10.1	Director Offer Letter, 2024, by and between Mr. George Yijian Xu and the Company

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: May 15, 2024	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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